

May 20, 2013

Via E-mail
William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

  Re: PPL Corporation
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed February 28, 2013
     File No. 1-11459

Dear Mr. Spence:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ James Allegretto

       James Allegretto
       Senior Assistant Chief Accountant

cc: Vincent Sorgi, Vice President and Controller